February 5, 2025

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Claudia Rios

Re:	Titan America SA

Registration Statement on Form F-1

(File No. 333-284251)

Acceleration Request

Requested Date: February 6, 2025

Requested Time: 4:00 P.M. Eastern

Time

Dear Ms. Rios:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Titan America SA, a company with limited liability (naamloze vennootschap/société anonyme) incorporated and operating under the laws of Belgium (the “Registrant”), that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated by the Securities and Exchange Commission to 4:00 p.m. Eastern Time on February 6, 2025, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cleary Gottlieb Steen & Hamilton LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned Representatives, have and will, and we have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

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Very truly yours,

Acting severally on behalf of themselves and the several underwriters

CITIGROUP GLOBAL MARKETS INC.
GOLDMAN SACHS & CO. LLC

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Waleed Matin
Name:	Waleed Matin
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Brian Baltz
Name:	Brian Baltz
Title:	Managing Director